THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

July 11, 2012

Mr.  H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Altona Resources Inc.
Form S-1 Registration Statement
File No. 333-181872

Dear Mr. Schwall:

  In response to your letter of comments dated July 3, 2012, please be advised as follows:

General

1.           Duly noted and revisions have been made consistently throughout the document.

2.           The disclosure you have requested has been provided on the cover page in the risk factor section.  There are no written materials other than the prospectus which will not be delivered to any offeree until such time as the registration statement is declared effective by the SEC.

3.           Each one of the items listed in this comment has been addressed and corrected per your comments.  We apologize for the numerous errors, but thank you for attention to the review of the registration statement.

Outside Front Cover Page of the Prospectus

4.           Disclosure has been provided that Altona intends to seek listing on the Bulletin Board.

MD&A of Financial Condition and Results of Operation

5.           The text has been revised.  The information was obtained by Mr. Underhill from drilling contractors in Oklahoma.

Business

6.           The language on page 37 has been revised to reflect to pay the cash distributions.

Mr. H. Roger Schwall
Altona Resources Inc.
SEC File No. 333-181872
Page 2

Management

7.           Additional disclosure regarding Mr. Underhill’s positions at Abington has been provided in his biographical.

Conflicts of Interest

8.           The language regarding the conflicts of interest has been revised.

Recent Sales of Unregistered Securities

9.           The information regarding the initial issuance of shares to Altona’s officers and directors has been revised.

Signatures

10.         The signatures have not been designated by “/s/”.  While Securities Act Rule 402 refers to signatures, Item 5.1.2 Statutory Signatures of the EDGAR Filer Manual (Volume II) establishes how signatures should appear on EDGAR and that signatures appearing on EDGAR should not contain “/s/”.

Exhibit 3.2 - Bylaws

11.         The corporate records will be physically located at Mr. Underwood’s home which is the office of the Altona.   Ms. Deng is able to fulfill her duties as secretary from China.

Exhibit 5.1 - Opinion of Counsel

12.         The opinion has been revised.  Altona decided that the registered agent should be a National Registered Agents, Inc. of NV, a Commercial Registered Agent rather than a Noncommerical Registered Agent, such as Mr. Underhill.  Neither Altona nor Mr. Underhill wanted the responsibility of acting as registered agent.  The addresses are different since National Registered Agents, Inc. of NV is located in Carson City and Altona’s corporate officers are located in Las Vegas.

13.         The information regarding Altona has been corrected.

Mr. H. Roger Schwall
Altona Resources Inc.
SEC File No. 333-181872
Page 3

Other

14.         New consents have been supplied.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Altona Resources Inc.